UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2014

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2014

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

English Translation of Risk Factor Disclosure Included in Securities Filing in Japan

This document is an English translation of risk factor disclosure included in the securities offering document filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on June 20, 2014 (the “Offering Document”) in connection with an offering of debt securities in Japan.

The Offering Document has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements. Accordingly, the Offering Document may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Offering Document disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2013 and the other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Risks Relating to Our Business

We have described below the major matters that we believe may have a material impact on your investment decision with respect to risks to our business, as well as other risks. In addition, to proactively disclose information to investors, we have described matters that do not necessarily correspond to such risk factors, but that we believe are material to you in making an investment decision. We will, with the understanding that these risks may occur, endeavor to avoid the occurrence of such risks and to address such risks if they occur.

This section contains forward-looking statements, which unless specifically described otherwise, reflect our understanding as of the date of filing of this annual securities report.

1.	Risks relating to our recently completed and planned investments and capital alliance

As a strategic measure implemented in an effort to become the world’s most trusted financial group, we make investments and enter into capital alliances. We may continue to make investments and enter into capital alliances. However, our investments and capital alliances may be dissolved or we may not achieve the synergies or other results that we expected because of unexpected changes in the industries our investees or alliance partners belong to, changes in the laws and regulations or accounting standards that relate to our investees or alliance partners, stagnation of the economy and changes to the strategies or financial condition of our investees or alliance partners. Such circumstances may adversely affect our business strategies, financial condition and results of operations.

2.	Risks relating to our strategic alliance with Morgan Stanley

(1)	Risks relating to our strategic alliance

As a result of our voluntary conversion on June 30, 2011 of the convertible preferred stock previously issued to us by Morgan Stanley (the “Conversion”), we hold shares of common stock (representing 22.4% of the voting rights immediately following the Conversion and 21.9% as of March 31, 2014) in Morgan Stanley and continue to hold certain non-convertible (non-voting) preferred stock previously issued to us by Morgan Stanley. In addition, we have entered into a strategic alliance with Morgan Stanley to, among other things, jointly manage a securities business joint venture in Japan and to cooperate with each other in the corporate finance business in the United States.

Even though we entered into the strategic alliance anticipating future benefits from collaboration with Morgan Stanley, and we intend to further strengthen the alliance, if the social, economic and financial environment proves contrary to the assumptions on which our strategic decisions were based, or if our collaboration of personnel, products and services or the formation and implementation of the joint venture’s management, controls or business strategies are not realized as planned, we may not be able to achieve the synergy and other results that we expected from the strategic alliance.

If our strategic alliance with Morgan Stanley is terminated, it may adversely affect our business strategies, financial condition and results of operations. In addition, even though we have made a large investment in Morgan Stanley and hold substantial voting rights in Morgan Stanley, we are a non-controlling shareholder, and we cannot control Morgan Stanley’s business, nor can we make decisions with respect to Morgan Stanley. If Morgan Stanley makes independent decisions that are not consistent with our interests, we may not be able to achieve the goals initially expected from our strategic alliance with Morgan Stanley. In addition, even though we are not a controlling shareholder, because of our large investment in Morgan Stanley, if Morgan Stanley’s financial condition or results of operations deteriorate, we may incur substantial investment losses and it may damage our reputation.

(2)	Effects of equity method of accounting

Following the Conversion on June 30, 2011, our voting rights in Morgan Stanley increased to approximately 22.4%, and we appointed a second representative to Morgan Stanley’s board of directors in July 2011. Morgan Stanley subsequently became our affiliated company accounted for under the equity method.

As a result of Morgan Stanley becoming our affiliated company accounted for under the equity method, Morgan Stanley’s results of operations or changes in our ownership interest in Morgan Stanley will have a larger impact on our results of operations as the amount of Morgan Stanley’s income or loss in proportion to our shareholding ratio is recognized as income or loss from investments in affiliates in our statements of income, and changes in our ownership interest in Morgan Stanley resulting from changes in our shareholder ratio in Morgan Stanley caused by increases or decreases in Morgan Stanley’s outstanding shares will be recognized as gains or losses in our statements of income.

3.	Risks relating to our equity portfolio

We hold large amounts of marketable equity securities, including those held for strategic investment purposes. If stock prices decline due to factors, such as the acceleration of the trend toward further reduction of risk assets on a global basis and other general economic trends as well as deterioration of operating results of our investees, our portfolio of equity securities will incur impairment losses or valuation losses, which will adversely affect our financial condition and results of operations and may also decrease our capital ratios.

4.	Risks relating to our lending business

(1)	Status of our problem loans and credit costs

Our problem loans and credit costs may increase in the future due to deterioration of domestic and foreign economies, declines in real estate and stock prices, changes in the financial condition of our borrowers or in the global economic environment and other factors, which, as a result, may adversely affect our financial condition and results of operations and may result in a decrease in our capital ratios.

(2)	Status of our allowance for credit losses

Our allowance for credit losses is based on assumptions and estimates of the condition of borrowers, the value of the collateral provided and the economy as a whole. Our actual loan losses may be different from the assumptions and estimates made at the time of the provision for credit losses, causing our actual loan losses to be significantly larger than our allowance. This may result in situations where our allowance is insufficient. In addition, because of a deterioration of the economy in general, we may be required to change the assumptions and estimates that we initially made. We may also need to increase our provision for credit losses due to a decrease in the value of collateral or other unforeseen reasons.

(3)	Status of troubled borrowers

We have borrowers that are experiencing financial difficulties. Some of these borrowers are rehabilitating their businesses through legal proceedings or voluntary restructurings (e.g., Turnaround ADR (alternative dispute resolution)) that include debt forgiveness.

This has adversely affected our problem loan issue. If the borrowers are not successful in their rehabilitation because of the deterioration in the economy, heightened competition in the borrowers’ industry or the termination of or decrease in support provided by other creditors, they may become distressed again. If the financial distress that these borrowers face or other problems continue or expand or we are required to forgive our debt, our credit costs will increase and this may adversely affect our problem loan issue.

(4)	Our response to borrowers

Even if a borrower defaults, based on the efficiency and effectiveness of collecting on loans and other factors, we may not exercise all of our legal rights as a creditor against the borrower.

In addition, if we determine that it is reasonable, we may forgive debt or provide additional loans or equity capital to support borrowers. If such support is provided, our outstanding loans would increase significantly, our credit costs may increase and the stock price of the additional equity purchased may decline.

(5)	Difficulty in exercising our rights with respect to collateral

Because of the illiquidity and decreases in prices in the real estate market and the decreases in prices of securities, we may not be able to monetize the real estate and securities that we hold as collateral or enforce our rights on these assets as a practical matter.

(6)	Other factors that can affect our problem loan issues

If interest rates rise in the future, the resulting decrease in the price of the bonds we hold, including Japanese government bonds, change in our credit spread or increase in problem loans to borrowers that cannot bear the increase in interest payments may adversely affect our financial condition and results of operations.

Significant fluctuations in foreign exchange rates could result in increases in costs, decreases in sales, valuation losses on foreign exchange derivatives (such as currency options) and other adverse financial consequences affecting our borrowers’ results of operations, as well as borrowers losing financial resources to settle such derivative transactions. In such cases, our problem loans could increase, which increase could adversely affect our financial condition and results of operations.

If our problem loans increase, mainly from borrowers facing increases in costs, including purchasing and transporting costs due to increases in raw material prices like oil and steel, who cannot add these additional costs to their final sales price, this may adversely affect our financial condition and results of operations.

Declining asset quality and other financial problems may still continue to exist at some domestic financial institutions, including banks, non-bank lending and credit institutions, securities companies and insurance companies, and these problems may worsen or these problems may arise again as new issues. If the financial difficulties of these domestic financial institutions continue, worsen or arise, this may lead to liquidity and solvency problems for them and may adversely affect us for the following reasons:

•	financial institutions that face problems may terminate or reduce financial support to borrowers. As a result, it may cause these borrowers to become distressed or our problem loans to these borrowers to increase;

•	we may be requested to participate in providing support to distressed financial institutions;

•	we are shareholders of some financial institutions;

•	if the government elects to provide regulatory, tax, funding or other benefits to financial institutions that the government controls to strengthen their capital, increase their profitability or for other purposes, it may adversely affect our competitiveness against them;

•	our deposit insurance premiums may rise if deposit insurance funds prove to be inadequate;

•	bankruptcies or government control of financial institutions may generally undermine the confidence of depositors in, or adversely affect the overall environment for, financial institutions; and

•	negative or adverse media coverage of the banking industry, regardless of its accuracy and applicability to us, may harm our reputation and market confidence.

5.	Risks relating to our financial markets operations

We undertake extensive financial market operations involving a variety of financial instruments, including derivatives, and hold large volumes of such financial instruments. As a result, our financial condition and results of operations are subject to the risks relating to these operations and holdings. The primary risks are fluctuations in interest rates in and outside of Japan, foreign currency exchange rates and securities prices. For example, an increase in interest rates in and outside of Japan may adversely affect the value of our fixed income securities portfolio. Specifically, interest rates may increase in the event that Japanese government bonds decline in value due to such factors as a decline in confidence in the Japanese government’s fiscal administration, further issuances of government bonds in connection with emergency economic measures and concerns over excessive government intervention with the Bank of Japan, or in the event that interest rates on U.S. Treasury securities rise due to such factors as the tapering of quantitative easing in the United States if implemented earlier than expected. If interest rates in and outside of Japan rise for these or other reasons, we may incur significant losses on sales of, and valuation losses on, our government bond portfolio. In addition, an appreciation of the Japanese yen will cause the value of our foreign currency-denominated investments on our financial statements to decline and may cause us to recognize losses on sales or valuation losses. We manage market risk, which is the risk of incurring losses due to various market changes including interest rates in and outside of Japan, foreign currency exchange rates and securities prices, by separating market risk into “general market risk” and “specific risk”. General market risk is the risk of incurring losses due to changes in overall markets, while specific risk is the risk of incurring losses due to changes in the prices of individual financial instruments, including stocks and bonds, which fluctuate separately from changes in the overall direction of the market. To measure these risks, we use a method that statistically estimates how much the market value of our portfolio may decline over a fixed period of time in the future based on past market changes, and we consider the sum of our general market risk and specific risk calculated by this method as our market risk exposure. However, because of its inherent nature, our market risk exposure calculated in this manner cannot always reflect the actual risk that we face, and we may realize actual losses that are greater than our estimated market risk exposure.

6.	Risks relating to foreign exchange rate

Our business operations are impacted by fluctuations in the foreign currency exchange rate. If foreign exchange rates fluctuate against the Japanese yen, the Japanese yen translation amounts of assets and liabilities of UnionBanCal Corporation (including its bank subsidiary, Union Bank, N.A. (“UNBC”)) and Bank of Ayudhya Public Company Limited (“Krungsri”), major subsidiaries of The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, which are denominated in foreign currencies, will also fluctuate. In addition, some of our assets and liabilities are denominated in foreign currencies. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, fluctuations in foreign currency exchange rates against the Japanese yen may adversely affect our financial condition, including capital ratios, and results of operations.

7.	Risks relating to a deterioration of our funding operations following a downgrade of our credit ratings

A downgrade of our credit ratings by one or more of the credit rating agencies may adversely affect our financial market operations and other aspects of our business. In the event of a downgrade of our credit ratings, we may have to accept less favorable terms in our financial market transactions with counterparties or may be unable to enter into some transactions. A downgrade may also adversely affect our capital raising and funding activities. If the events described above occur, this will adversely affect the profitability of our financial market and other operations and adversely affect our financial condition and results of operations.

8.	Risks relating to failures to achieve certain business plans or operating targets

We have been implementing various business strategies on a global basis in order to strengthen our profitability. However, these strategies may not succeed or produce the results we initially anticipated, or we may have to change these strategies because of various factors, including:

•	the volume of loans made to highly rated borrowers does not increase as anticipated;

•	our income from interest spreads on the existing loans does not improve as anticipated;

•	the increase in fee income that we are aiming to achieve is not achieved as anticipated;

•	our strategy to expand overseas operations is not achieved as anticipated;

•	our strategy to improve financial and operational efficiencies does not proceed as anticipated;

•	customers and business opportunities are lost, costs and expenses significantly exceeding our expectations are incurred, or our strategies to increase efficiency or system integration plans are not achieved as expected, because of delays in the ongoing or planned intra-group integration or reorganization of our operations; and

•	our investees encounter financial and operational difficulties, they change their strategies, or they decide that we are no longer an attractive alliance partner, and as a result, they no longer desire to be our partner or they terminate or scale down the alliance with us, or the alliance with an investee is terminated or scaled down due to deterioration in our financial condition.

9.	Risks accompanying the expansion of our operations and the range of products and services

We are expanding the range of our business operations, including those of our subsidiaries and affiliates, on a global basis to the extent permitted by applicable laws and regulations and other conditions. As we expand the range of our business operations, we will be exposed to new and increasingly complex risks. There may be cases where our experience with the risks relating to such expanded business operations is non-existent or limited. With respect to operations that are subject to volatility in the business environment, while large profits can be expected on the one hand, there is a risk of incurring large losses on the other. With respect to such expanded business operations, if we do not have appropriate internal control and risk management systems in place and also do not have sufficient capital commensurate with the associated risks, our financial condition and results of operations may be adversely affected. Furthermore, if the expansion of our business operations does not proceed as expected, or if the profitability of such business operations is adversely affected by intense competition, we may not succeed in our efforts to expand our range of business operations.

10.	Risks relating to the exposures to emerging market countries

We are active in countries in Asia, Latin America, Central and Eastern Europe, the Middle East and other emerging market countries through a network of branches and subsidiaries and are exposed to a variety of credit and market risks associated with these countries. For example, further depreciation of local currencies in these countries may adversely affect the creditworthiness of some of our borrowers in these countries. The loans we have made to borrowers in these countries are often denominated in U.S. dollars, Euro or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies, and the depreciation of the local currency may make it difficult for borrowers to pay their debts to us and other lenders. In addition, some of these countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. If these issues and related issues result in limited credit availability, it will adversely affect economic conditions in some countries and cause further deterioration of the credit quality of borrowers and banks in those countries, and as a result, it may cause us to incur losses.

In addition, in each country and region, we are exposed to risks specific to that country and region and risks that are common, which may cause us to incur losses or suffer other adverse effects.

11.	Risks relating to UNBC

Any adverse changes to the business or management of UNBC, one of our major subsidiaries, may negatively affect our financial condition and results of operations. Factors that may negatively affect UNBC’s financial condition and results of operations include adverse economic conditions, including a downturn in the real estate and housing industries in the United States, particularly in California, substantial competition in the banking market in the United States, particularly in California, uncertainty over the U.S. economy, the threat of terrorist attacks, fluctuating prices of natural resources including oil, rising interest rates, restrictions due to U.S. financial regulations, losses from litigation, credit rating downgrades and declines in stock prices of our borrowers, bankruptcies of companies that may occur because of these factors and costs arising because of internal control weaknesses and an inadequate compliance system at UNBC and its subsidiaries.

12.	Risks relating to Krungsri

Any adverse changes to the business or management of Krungsri, which became one of our major subsidiaries in December 2013, may negatively affect our financial condition and results of operations. Factors that may negatively affect Krungsri’s financial condition and results of operations include:

•	adverse economic conditions, substantial competition in the banking industry, volatile political and social conditions, natural disasters including floods, terrorism and armed conflicts, restrictions under applicable financial systems and regulations, or significant fluctuations in interest rates, currency exchange rates, stock prices or commodity prices, in Southeast Asia, particularly in Thailand,

•	the business performance of companies making investments in and entering into markets in the Southeast Asian region, as well as the conditions of economies, financial systems, laws and financial markets in the countries where such companies primarily operate,

•	losses from legal proceedings involving Krungsri,

•	credit rating downgrades and declines in stock prices of Krungsri’s borrowers, and bankruptcies of Krungsri’s borrowers resulting from such factors,

•	defaults on Krungsri’s loans to individuals,

•	adverse changes in the cooperative relationship between us and the other major shareholder of Krungsri,

•	higher-than-expected costs incurred as a result of the integration of Krungsri into our group not being completed as planned, and

•	costs incurred due to weaknesses in the internal controls and regulatory compliance systems of Krungsri or any of its subsidiaries.

13.	Risks relating to our consumer lending business

We have subsidiaries and affiliates in the consumer finance industry as well as loans outstanding to consumer finance companies. The results of recent court cases, including the strict interpretation of the requirements for deemed payment, or “minashi bensai,” have made a borrowers’ claim for reimbursement of previously collected interest payments in excess of the limits stipulated by the Interest Rate Restriction Law easier, and as a result, there have been a significant number of such claims. In addition, beginning in December 2007, amendments to the Law Concerning Lending Business came into effect in phases, and in June 2010, amendments abolishing the deemed payment system and limiting the total amount that individuals can borrow, among others, became effective. At the same time, an amendment to the Law Concerning Acceptance of Investment, Cash, Deposit and Interest Rate, etc. became effective, reducing the maximum permissible interest rate under a loan agreement from 29.2% per annum to 20% per annum. The business environment for the consumer finance industry continues to require close monitoring as a large number of consumer finance companies, including major consumer finance companies, have failed. If our subsidiaries and affiliates in the consumer finance industry are adversely affected by various factors including those described above, our financial condition and results of operations may be adversely affected. In addition, if our borrowers in the consumer finance industry are adversely affected by the factors described above, our loans to the consumer finance companies may be impaired.

14.	Risks relating to losses affected by a global economic downturn and the recurrence of a financial crisis

Although the global economy appears to have come out of the severe stagnation caused by the sovereign debt and financial crises that originated in Europe, uncertainty still remains because of such factors as the effects of the shift in the monetary easing policy in the United States, slowing economic growth in China due to the deterioration of the Chinese financial market and other causes, and the political turmoil in various regions around the world. If the economic environment deteriorates again, our investment and loan portfolios could be adversely affected. For example, declines in the market prices of the securities that we own may increase our losses. In addition, changes in the credit market environment may be a factor in causing our borrowers to experience financial problems or to default, which may result in an increase in problem loans and credit costs. Furthermore, a decline in the market prices of securities and limited availability of credit in the capital markets will reduce the creditworthiness of domestic and foreign financial institutions and cause them capital adequacy or liquidity problems, which may increase the number of these institutions being forced into bankruptcies or liquidation. If this happens, we would incur losses with respect to transactions with these financial institutions and our financial condition and results of operations may be adversely affected. In addition, if any instability in the markets, because of another global financial crisis causing the global debt, equity and foreign currency exchange markets to fluctuate significantly, has a long term impact on the global economy, the adverse effect on us may be more severe.

In addition, a substantial portion of the assets on our balance sheet are financial instruments that we carry at fair value. Generally, we establish the fair value of these instruments by relying on quoted market prices. If the value of these financial instruments declines, a corresponding impairment may be recognized in our statements of operations. In the event of another global financial crisis or recession, there may be circumstances where quoted market prices of financial instruments have declined significantly or were not properly quoted. These significant fluctuations in the market or market malfunctions may have an adverse effect on the fair value of our financial instruments.

Furthermore, with respect to the accounting treatment of the fair value of financial instruments, there are ongoing discussions on reviewing such treatment by international organizations that establish accounting principles. If the treatment is amended in the future, it may adversely affect the fair value of our financial instruments.

15.	Risks relating to external circumstances or events (such as conflicts, terrorist attacks and natural disasters)

If external factors such as wars (including serious political instability), terrorist activities, earthquakes, severe weather conditions, floods, health epidemics, and other natural disasters and events, cause material disruptions to social infrastructures, result in direct damage to our branches and offices, ATMs, system centers and other facilities, or otherwise hinder normal business operations, all or some of our business operations may be suspended. In addition, we may incur additional costs to deal with the consequences of these events.

With respect to natural disasters, we are especially exposed to the risk of earthquakes. We strive to improve our backup measures and contingency plans to address these risks, but we may not be able to address or prepare adequately for all possible scenarios. For example, the operations of our branches and offices, ATMs, system centers and other facilities may be disrupted by tsunamis, soil liquefaction and fires ensuing, and planned power outages, electricity saving measures and other measures implemented in response to large-scale natural disasters such as the massive earthquake in northeastern Japan in March 2011. The operations of our branches and offices, ATMs, system centers and other facilities may be disrupted in this fiscal year and subsequent fiscal years by such factors as restrictions on electric power supply as a result of the suspension of operations of the nuclear power plants following the earthquake in northeastern Japan.

In addition, any of the foregoing factors could result in a downturn in the economy, deterioration of the financial condition of our borrowers, declines in stock prices and other adverse consequences, which could in turn result in increases in our problem loans and credit costs or our recording impairment or valuation losses on the financial instruments we hold.

If any of the foregoing events occur, our business, financial condition and results of operations may be adversely affected.

16.	Risks relating to our systems

Our information and communications systems constitute a critical part of our business operations. We rely on these systems to provide our customers with services through the Internet and ATMs and also as the core infrastructure for our business operations and accounting system. In addition to external factors such as wars (including serious political instability), terrorist activities, earthquakes, severe weather conditions, floods, health epidemics, and other natural disasters and events, human errors, accidents, power loss, hacking and other forms of unauthorized access, computer viruses and defects in services provided by communications service providers, may also cause failures or breakdowns of the information and communications systems, which may lead to errors and delays in transactions, information leakage and other adverse consequences. Such failures or breakdowns, if serious, could lead to the suspension of our business operations and financial losses such as those incurred in connection with compensation for damage caused by such suspension, subject us to administrative sanctions, result in our incurring additional costs to deal with the consequences of these events, or harm our reputation, which could in turn adversely affect our business, financial condition and results of operations.

17.	Risks relating to competitive pressures

Competition in the financial services industry continues to intensify as financial institutions integrate and disintegrate their operations, and may further intensify in the future. In addition, the ongoing global financial regulatory reforms may lead to changes in the competitive environment for financial institutions. If we are unable to compete effectively in the increasingly competitive business environment, our business, financial condition and results of operations may be adversely affected.

18.	Risks of receiving potential claims or sanctions regarding inappropriate or illegal practices or other conduct from our customers or regulatory authorities

We conduct our business subject to ongoing regulations and associated compliance risks (including the effects of changes in laws, regulations, policies and voluntary codes of practice in Japan and other markets where we operate). Our compliance risk management systems and programs may not be fully effective in preventing all violations of laws, regulations and rules.

Our failure to comply with all applicable laws and regulations, including those relating to money laundering, financial crimes, and other inappropriate or illegal transactions, may lead to penalties, fines, public reprimands, damage to reputation, issuance of business improvement and other administrative orders, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate. These consequences may harm our reputation resulting in loss of customer or market confidence in us or otherwise in deterioration of our business environment, and may adversely affect our business and results of operations. Regulatory matters may also adversely affect our ability to obtain regulatory approvals for future strategic initiatives.

In December 2012, BTMU agreed to make a payment to the Office of Foreign Assets Control of the U.S. Department of the Treasury to settle potential civil liability for apparent violations of certain U.S. sanctions regulations from 2006 to 2007. In addition, in June 2013, BTMU entered into a consent agreement with the New York State Department of Financial Services, or DFS, to resolve issues relating to certain U.S. dollar payments that were routed through New York from 2002 to 2007. Under the terms of the agreement with DFS, BTMU was required to make a civil monetary payment to DFS and retain an independent consultant to conduct a compliance review of the relevant controls and related matters in BTMU’s current operations. BTMU continues to cooperate closely with all relevant regulators and is undertaking necessary actions. These developments or other similar events may result in additional regulatory actions against us or agreements to make significant settlement payments.

We have received requests and subpoenas for information from government agencies in some jurisdictions that are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates. We are cooperating with these investigations and have been conducting an internal investigation among other things. In connection with these matters, we and other panel members have been named as defendants in a number of civil lawsuits, including putative class actions, in the United States. In June 2013, BTMU was censured by the Monetary Authority of Singapore for deficiencies in its governance, risk management and internal controls for its involvement in benchmark submissions and was directed, among other things, to adopt measures to address these deficiencies. These developments or other similar events may result in additional regulatory actions against us.

19.	Risks relating to regulatory developments or changes in laws or rules, including accounting rules, governmental policies and economic controls

We conduct our business subject to current regulations (including laws, regulations, accounting standards, policies, customary business practices and interpretations in Japan and other regions where we operate, as well as global financial regulatory standards) and risks associated with changes in such regulations. In light of the global trend toward strengthening financial regulations in recent years, future regulatory changes and situations arising as a result of such changes may adversely affect our business, financial condition and results of operations. However, the type, nature and extent of the impact of any regulatory changes and situations that may arise as a result are difficult to predict and beyond our control.

20.	Risks relating to transactions with counterparties in countries designated as state sponsors of terrorism

We, through our banking subsidiaries, enter into transactions with entities in or affiliated with Iran and other countries designated by the U.S. Department of State as “state sponsors of terrorism.” In addition, a banking subsidiary has a representative office in Iran.

U.S. law generally prohibits or limits U.S. persons from doing business with state sponsors of terrorism. In addition, we are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to restrict transactions with or investments in entities doing business with Iran and other countries identified as state sponsors of terrorism. It is possible that such initiatives may result in our being unable to gain or retain U.S. governmental entities, U.S. institutional investors, such as pension funds, and entities subject to such restrictions as customers or as investors in our shares. In addition, depending on socio-political developments, our reputation may suffer because of our associations with these countries. The above circumstances may adversely affect our financial condition, results of operations and the price of our shares.

In addition to the Comprehensive Iran Sanctions, Accountability and Divestment Act enacted in July 2010 and the National Defense Authorization Act enacted in December 2011, through the enactment of the Iran Threat Reduction and Syria Human Rights Act in August 2012, the U.S. government has further restricted transactions with Iran and, since February 2013, has required companies registered with the U.S. Securities and Exchange Commission (including non-U.S. companies) to disclose certain Iran-related transactions. The Japanese government has also implemented a series of measures under the Foreign Exchange and Foreign Trade Law, such as freezing the assets of designated financial institutions and others that could contribute to Iran’s nuclear activities. We have modified our policies and procedures in accordance with the new Japanese regulatory requirements. There remains a risk of potential U.S. regulatory action against us, however, if U.S. regulators perceive the modifications not to be in compliance with applicable regulations. For more information on the relevant regulatory actions, please refer to “18. Risks of receiving potential claims or sanctions regarding inappropriate or illegal practices or other conduct from our customers or regulatory authorities.”

21.	Risks relating to our capital ratios

(1)	Capital ratio requirements and adverse factors

Since the fiscal year ended March 31, 2013, we have been subject to capital adequacy requirements adopted in Japan in accordance with “Basel III: A global regulatory framework for more resilient banks and banking systems” (“Basel III”). Compared to the previous capital adequacy requirements (Basel II), Basel III places greater importance on the quality of capital, and is designed, among other things, to increase capital levels by raising the level of minimum capital ratio requirements and introduce a framework to promote the conservation of capital where dividends and other distributions are constrained when capital levels fall within a prescribed buffer range. Basel III capital adequacy requirements are being introduced in Japan in phases starting in the fiscal year ended March 31, 2013. Since we have international operations, our consolidated capital ratios are subject to the capital requirements applicable to internationally active banks set forth in the capital adequacy guidelines adopted by the Financial Services Agency of Japan for bank holding companies (the Financial Services Agency of Japan Public Notice No. 20 released in 2006). In addition, since our bank subsidiaries, BTMU and Mitsubishi UFJ Trust and Banking Corporation, have international operations, their consolidated and non-consolidated capital ratios are subject to the capital requirements applicable to internationally active banks on a consolidated and non-consolidated basis under the capital adequacy guidelines adopted by the Financial Services Agency of Japan for banks (the Financial Services Agency of Japan Public Notice No. 19 released in 2006).

If our or our subsidiary banks’ capital ratios fall below required levels, the Financial Services Agency of Japan will require us to take a variety of corrective actions, including the suspension of all or a part of our business operations.

In addition, some of our bank subsidiaries are subject to the capital adequacy rules of various foreign countries, including the United States, and if their capital ratios fall below the required levels, the local regulators will require them to take a variety of corrective actions.

Factors that will affect our capital ratios, including the capital ratios of our bank subsidiaries, include:

•	increases in our and our banking subsidiaries’ credit risk assets and expected losses because of fluctuations in our or our banking subsidiaries’ portfolios due to deterioration in the creditworthiness of borrowers and the issuers of equity and debt securities,

•	difficulty in refinancing or issuing instruments upon redemption or at maturity of such instruments to raise capital under terms and conditions similar to prior financings or issuances,

•	declines in the value of our or our banking subsidiaries’ securities portfolios,

•	adverse changes in foreign currency exchange rates,

•	adverse revisions to the capital ratio requirements,

•	reductions in the value of our or our banking subsidiaries’ deferred tax assets, and

•	other adverse developments.

(2)	Regulatory developments

In November 2011, the Financial Stability Board identified us as a globally systemically important bank (“G-SIFI”). The banks that are included in the group of G-SIFIs will be subject to stricter capital requirements, which are expected to be implemented in phases from 2016. The group of G-SIFIs is expected to be updated annually, and the first group of G-SIFIs to which the stricter capital requirements will initially be applied is expected to be identified by November 2014.

(3)	Deferred tax assets

Under the capital adequacy guidelines which have been revised in connection with the adoption of Basel III as discussed above, deferred tax assets can be included as a capital item when calculating capital ratios up to an amount calculable based on Common Equity Tier 1 instrument and reserve items and regulatory adjustment items. If and to the extent the amount of deferred tax assets exceeds this limit and cannot be included in Common Equity Tier 1 capital, our and our banking subsidiaries’ capital ratios can decrease.

(4)	Capital raising

Under the capital adequacy guidelines which have been revised in connection with the adoption of Basel III as discussed above, there is a transition measure relating to the inclusion as a capital item of capital raising instruments issued in or prior to March 2013 (qualifying prior capital raising instruments), and such instruments can be included as a capital item when calculating capital ratios to the extent permitted by the transition measure. Such capital raising instruments may require refinancing upon the expiration of the transition period during which such instruments can be included as a capital item in the calculation of capital ratios. However, in order for newly issued capital raising instruments, other than common stock, to be included as a capital item in the calculation of capital ratios under the above capital adequacy guidelines, such instruments must have a clause in their terms and conditions that requires them to be written off or converted into common stock upon the occurrence of certain events, including when the issuing financial institution is deemed non-viable or when the issuing financial institution’s capital ratios decline below prescribed levels. As a result, under certain market conditions, we may be unable to refinance or issue capital raising instruments under terms and conditions similar to those of qualifying prior capital raising instruments. If such circumstances arise, our and our banking subsidiaries’ capital could be reduced, and our and our bank subsidiaries’ capital ratio could decrease.

22.	Risks relating to our pension plans

If the fair value of our pension plan assets declines or our investment return decreases, if there is a change in the actuarial assumptions on which the calculations of the projected pension obligations are based, or if a revision is made to the accounting standards applicable to pension plans, we may incur losses. In addition, unrecognized prior service costs may be incurred if our pension plans are amended. Changes in the interest rate environment and other factors may also adversely affect the amount of our unfunded pension obligations and annual funding costs. Any of the foregoing may adversely affect our financial condition and results of operations.

23.	Risks relating to loss or leakage of confidential information

We are required to appropriately handle customer information in accordance with the Banking Law and the Financial Instruments and Exchange Law of Japan. In addition, as an institution possessing personal information, we are required to protect personal information in compliance with the Personal Information Protection Law of Japan.

In the event that customer information or our confidential information is lost or leaked due to such causes as inappropriate management, hacking or other forms of unauthorized access, or computer viruses, we may be subject to administrative sanctions and direct losses such as compensation paid to customers who suffer economic losses and emotional distress. In addition, news coverage of such an incident will expose us to reputational risk, resulting in loss of customer and market confidence. If our business environment deteriorates as a result of the foregoing, our business, financial condition and results of operations may suffer.

24.	Risks relating to our reputation

Our reputation is critical in maintaining our relationships with customers, investors, regulators and the general public. Our reputation may be damaged because of various causes, including compliance failures, employee misconduct, failure to properly address potential conflicts of interest, litigation, system problems, criminal activities and other misconduct committed by third parties fraudulently using the names of our group companies, the actions of customers and counterparties over which we have limited or no control, and inappropriate customary practices, and abuses of our dominant bargaining position in our dealings with customers. If we are unable to prevent or properly address these issues, we may lose existing or prospective customers and investors, and our business, financial condition and results of operations may be adversely affected.

25.	Risks relating to retaining qualified employees

We aim to hire and retain highly skilled personnel and train them, but our failure to hire and retain the personnel that we need or train them may adversely affect our operations and operating results.